Certificate of amendment

to

CERTIFICATE OF DESIGNATION

OF

SERIES D AND SERIES E PREFERRED STOCK

OF

MERRIMAN HOLDINGS, INC.

Merriman Holdings, Inc. (the “Company”), organized and existing under the provisions of the General Corporation Law of the State of Delaware, does hereby certify that the Board of Directors of the Company adopted the following resolutions on March 19, 2013 and the holders of Series D and Series E Preferred Stock approved such resolutions on March 25, 2013, in accordance with the applicable provisions of Section 228 and 242 of the General Corporate Law of the State of Delaware and the Certificates of Designation.

RESOLVED, that each and every Certificate of Designation and Amended Certificate of Designation relating to Series D and Series E Preferred Stock currently in effect be amended by this Amended Certificate of Designation.

RESOLVED, that effective at 4:30 p.m., Eastern Standard Time, on the date of filing of this Certificate of Amendment with the Delaware Division of Corporations (the “Preferred Conversion Effective Time”), each and every outstanding share of Series D Preferred Stock and Series E Preferred Stock shall be automatically changed and reclassified, as of the Preferred Conversion Effective Time and without further action, into shares of fully paid and nonassessable Common Stock.

RESOLVED, that each share of Series D Preferred Stock will be convertible into 0.34127 of one share of Common Stock, and each share of Series E Preferred Stock will be convertible into one share of Common Stock.

RESOLVED, that all shares of Series D Preferred Stock and Series E Preferred Stock so converted that are held by a stockholder will be aggregated subsequent to the conversion and each fractional share resulting from such aggregation of Common Stock held by such stockholder shall be exchanged for a cash payment in U.S. dollars equal to such fraction multiplied by the average of the closing bid and asked price per share of Common Stock as quoted on the over the counter market for the five trading days immediately preceding the Preferred Conversion Effective Time.

RESOLVED, that upon the Preferred Conversion Effective Time all stock certificates that represented shares of Series D Preferred Stock and Series E Preferred Stock immediately before the Preferred Conversion Effective Time shall, automatically and without the need for further action, cease to represent shares of Series D Preferred Stock and Series E Preferred Stock and shall represent solely the number of shares of Common Stock immediately after the Preferred Conversion Effective Time resulting from the conversion.

RESOLVED, that upon surrender of share certificates for Series D Preferred Stock and Series E Preferred Stock by their holders, the Company’s officers shall cause the Company’s transfer agent to issue share certificates to such holders for the number of shares of Common Stock issuable pursuant to the conversion provided for herein.

  On March 25, 2013, the aforesaid amendments were duly adopted by written consent of the holders of the Series D and Series E Convertible Preferred Stock on accordance with the applicable provisions of Section 228 and 242 of the General Corporate Law of the State of Delaware and the Certificates of Designation.

This Amended and Restated Certificate of Designation has been signed by the Chairman and Chief Executive Officer of the Company on this 25th day of March, 2013.

/s/ D. Jonathan Meriman

D. Jonathan Merriman Chief Executive Officer